Exhibit 99.1

Press Release	Media Contact
Christine Peters
T +49 160 60 66 770
christine.peters@freseniusmedicalcare.com

Sven Jacobsen
T +49 171 28 79 127
sven.jacobsen@freseniusmedicalcare.com

Contact for Analysts and Investors
Dr. Dominik Heger
T +49 6172 609 2525
dominik.heger@freseniusmedicalcare.com

www.freseniusmedicalcare.com/de

Fresenius Medical Care Annual General Meeting: Strengthening performance and advancing innovation in kidney care

•	Shareholders approve proposed dividend of EUR 1.49 per share
•	FME Reignite strategy launched in 2025 successfully drives the next phase of value creation
•	5008X CAREsystem introduced in U.S. clinics; full U.S. commercial launch underway in 2026
•	EUR 1 billion share buyback program successfully completed, and a new authorization granted to support the Company’s capital allocation framework which includes share buyback programs

Bad Homburg (May 21, 2026) – Fresenius Medical Care (FME), the world’s leading provider of products and services for individuals with renal diseases, has completed a milestone year marked by significant improvements in profitability. Over the past three years, the Company has successfully delivered on its mid-term financial and strategic targets set for 2025. Building on this transformation, Fresenius Medical Care is now focused on executing its FME Reignite strategy and advancing sustainable value creation.

At today’s Annual General Meeting, Michael Sen, Chairman of the Supervisory Board of Fresenius Medical Care AG, said, “We are firmly operating in a new time, defined by geopolitical uncertainty, transactional global relationships, and market volatility. For a global healthcare company such as Fresenius Medical Care, adaptability is decisive. The ability to recognize changes early on and anticipate them will be essential for success. For this, the Company laid the groundwork last year.”

Michael Sen added, “Fresenius Medical Care looks back on a strong year. Financial performance and margins have improved, and leverage has been reduced. Organic revenue growth reached 8 percent1, driven by positive contributions from all operating segments. On behalf of the Supervisory Board,

I thank the Management Board, under the leadership of Helen Giza, and all 110,000 employees of

1 At constant currency, adjusted for certain reconciling items including revenue from acquisitions, closed or sold operations and differences in dialysis days

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Fresenius Medical Care for their performance. More than 44 million dialysis treatments delivered worldwide, and life-sustaining medical technology supplied to patients in 140 countries are impressive figures. The Company did a lot of things right last year and is now well-positioned. I am confident that Fresenius Medical Care will continue to provide top-tier kidney care in the future while also achieving financial success.”

Helen Giza, CEO and Chair of the Management Board of Fresenius Medical Care AG, said, “2025 marked the culmination of our FME25 turnaround and transformation, a multi-year effort to fundamentally strengthen Fresenius Medical Care. Despite a challenging external environment, we set out to make this Company healthier, more resilient, and more disciplined. I am proud to say that we delivered, and that we have the aspiration to lead kidney care through exceptional patient care and innovation. We closed 2025 at the upper end of our outlook, with solid revenue results and strong operating income growth. Our group operating margin2 increased to 11.3 percent, up from 7.9 percent just three years ago; firmly within our mid-term target range of 10 to 14 percent. By the end of last year, we reduced our net leverage ratio to 2.5 times down from 3.4 times in 2022.”

Helen Giza added, “Equally important, we reached a major milestone in 2025 with the U.S. Food and Drug Administration approval of our hemodiafiltration-capable 5008X CAREsystem in the United States. This approval enabled the introduction of high-volume hemodiafiltration therapy in select U.S. clinics, laying the groundwork for the full commercial launch that is currently underway in 2026. We are launching this therapy in the U.S. from a strong foundation. In the United States, nearly 90% of in-center dialysis machines are Fresenius Medical Care devices. The transition to the 5008X CAREsystem will be the largest infrastructure upgrade in our Company’s history – and a defining moment for kidney care in the U.S.”

“Everything we do must serve the people who depend on us: patients and their loved ones,” said Giza. “At our Capital Markets Day in June 2025, we introduced FME Reignite – our five-year strategy through 2030. Our ambition is clear: We strive to deliver industry-leading outcomes, generate margins with above-market growth, and drive value creation. We have the science, the systems, and the people to deliver.” The CEO thanked employees for their dedication and commitment to ensuring high-quality care for patients worldwide.

A majority of 99.87 percent of the votes cast at the Annual General Meeting approved the dividend proposal for fiscal year 2025 of EUR 1.49 per share entitled to dividend (2024: EUR 1.44 per share). Fresenius Medical Care’s dividend policy foresees a stable and predictable dividend development, resulting in a 30 to 40 percent payout ratio of net income3.

2 Adjusted for special items

3 Net income attributable to shareholders of FME AG excluding special items

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As part of the capital allocation framework, shareholder returns through dividends are complemented by share buybacks. Under an initial €1.0 billion share buyback program, 24.8 million shares – representing 8.5% of the share capital – were repurchased in a significantly accelerated manner. On April 30, 2026, the share buyback program, consisting of two tranches, was successfully completed in under one year, instead of the originally announced two-year period.

With a majority of 97.59 percent, the Annual General Meeting granted the Management Board a new authorization to acquire and use treasury shares for a period of five years. This renewed authorization is intended to support the FME capital allocation framework, which includes share buyback programs to continue shareholder value creation.

The Annual General Meeting approved the Compensation Report for the Management Board and the Supervisory Board for fiscal year 2025 with a majority of 84.67 percent.

The actions of the Management Board and the Supervisory Board for 2025 were formally approved by majorities of 99.87 percent and 97.42 percent, respectively.

Further details on the voting results for these and other agenda items will be published on the Company’s website.

At the Annual General Meeting, 78.71 percent of the share capital was represented.

About Fresenius Medical Care:

Fresenius Medical Care is the world's leading provider of products and services for individuals with renal diseases of which around 4.5 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,539 dialysis clinics, Fresenius Medical Care provides dialysis treatments for approx. 290,000 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimer:

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care does not undertake any responsibility to update the forward-looking statements in this release.

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